Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013		2012	2011		2010	2009
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$19,768	$79,769		$82,864	$75,217		$73,423	$73,104
Amortization of debt premium, discount and expenses	465	1,879		1,818	1,325		1,274	1,336
Interest from discontinued operations (including capitalized interest)	—	—		—	—		—	1,027
Estimated interest factor of lease rental charges	882	3,732		3,743	4,139		4,103	4,517
Total Fixed Charges	$21,115	$85,380		$88,425	$80,681		$78,800	$79,984

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$15,288	$151,480		$156,314	$105,965		$107,288	$45,627
Fixed charges as above	21,115	85,380		88,425	80,681		78,800	79,984
Non-controlling interest in earnings of Valencia	(3,531)	(14,521)		(14,050)	(14,047)		(13,563)	(11,890)
Interest capitalized	(1,099)	(4,420)		(4,314)	(1,761)		(2,811)	(6,067)

Earnings Available for Fixed Charges	$31,773	$217,919		$226,375	$170,838		$169,714	$107,654

Ratio of Earnings to Fixed Charges	1.50	2.55	[1]	2.56	2.12	[2]	2.15	1.35

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss $12.2 million due to the write-off of regulatory disallowances. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.70.

[2] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.